

10026345



OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66916

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2009___ AND ENDING ___12/31/2009___

MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Zecco Trading, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

35 N Lake Avenue., Suite 500

(No. and Street)

Pasadena	California	91101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Chiodo   (626) 529-7072

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP

(Name — *if individual, state last, first, middle name*)

One Market – Spear Tower, Suite 1100	San Francisco	California	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

Mail Processing Section

MAR 01 2010

Washington, DC
121

FOR OFFICIAL USE ONLY

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* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)



OATH OR AFFIRMATION

STATE OF: **California**
)ss.
COUNTY OF: **Los Angeles**

I, Michael J. Chiodo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Zecco Trading, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

_____
Chief Financial Officer
Title

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me this 26th day of Feb , 2010 by Michael J. Chiodo, ~~personally known to me or~~ proved to me on the basis of satisfactory evidence to be the person who appeared before me.

_____
Signature of Notary

DENETIA ARELLANES
Commission # 1808467
Notary Public - California
Los Angeles County
My Comm. Expires Aug 15, 2012

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (a) Statement of Financial Condition.
- ☒ (a) Statement of Operations.
- ☒ (a) Statement of Cash Flows
- ☒ (a) Statement of Changes in Stockholder's Equity.
- ☒ (a) Statement of Changes in Subordinated Borrowings.
- ☒ (a) Computation of Net Capital.
- ☐ (a) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (a) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (a) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
- ☐ (a) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (a) An Oath or Affirmation.
- ☐ (a) A Copy of the SIPC Supplemental Report.
- ☐ (a) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Zecco Trading, Inc.
Contents



BDO Seidman, LLP
Accountants and Consultants

One Market, Suite 1100
Spear Tower
San Francisco, California 94105
Telephone: 415-397-7900
Fax: 415-397-2161

Independent Auditors' Report

Board of Directors
Zecco Trading, Inc.

We have audited the accompanying statement of financial condition of Zecco Trading, Inc. as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zecco Trading, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As more fully described in Note 10, the beginning balance of accumulated deficit has been restated to correct for an understatement of income and expense in prior years.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule computation of net capital pursuant to rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of under the Securities Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

February 27, 2010

Zecco Trading, Inc.
Statement of Financial Condition
December 31, 2009

Assets

Cash	$	1,192,752
Receivable from clearing organization		823,068
Deposits with clearing organization		264,740
Prepaid expenses and other assets		152,933
Deposits		117,555
Fixed assets, net of accumulated depreciation		289,244
Total Assets	$	2,840,292

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued liabilities	532,844
Payable to parent company	269,942
Total Liabilities	802,786

Stockholder's Equity

Common stock, 100,000 shares authorized, 5,684 shares issued and outstanding	56,844
Additional paid-in capital	5,571,254
Accumulated deficit	(3,590,592)
Total Stockholder's Equity	2,037,506

Total Liabilities and Stockholder's Equity	$	2,840,292

See accompanying independent auditors' report and notes to financial statements.

Zecco Trading, Inc.
Statement of Operations
Year Ended December 31, 2009

Revenues		
Commissions and fees	$	13,101,064
Interest and dividends		1,787,911
Other revenues		4,803
Total Revenues		14,893,778
Expenses		
Commissions and clearing charges		4,930,665
Compensation and benefits		4,511,570
Advertising costs		2,506,831
Communications		1,344,364
Occupancy		751,242
Outside services		229,127
Other operating expenses		223,161
Regulatory fees		174,397
Loss on disposal of assets		100,164
Travel and entertainment		66,106
Total Expenses		14,837,627
Net Income	$	56,151

See accompanying independent auditors' report and notes to financial statements.

Zecco Trading, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2009

	Common Stock		Additional Paid-in Capital	Accumulated Earnings (Deficit)	Total Stockholder's Equity
	Shares	Amount			
Balances, December 31, 2008 (As originally reported)	5,684	$ 56,844	$ 4,871,254	$ (3,593,643)	$ 1,334,455
Correction of errors				(53,100)	(53,100)
Balances, December 31, 2008 (As restated)	5,684	56,844	4,871,254	(3,646,743)	1,281,355
Capital contributions			700,000		700,000
Net income				56,151	56,151
Balances, December 31, 2009	5,684	$ 56,844	$ 5,571,254	$ (3,590,592)	$ 2,037,506

Statement of Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2009

Balance, December 31, 2008	$ -
Increases	-
Decreases	-
Balance, December 31, 2009	$ -

See accompanying independent auditors' report and notes to financial statements.

Zecco Trading, Inc.
Statement of Cash Flows
Year Ended December 31, 2009

Cash Flows provided by Operating Activities		
Net income	$	56,151
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation		79,355
Loss on disposal of assets		100,164
Changes in operating assets and liabilities:		
Commissions receivable		(332,922)
Deposits with clearing organization		(67)
Prepaid expenses and other assets		(61,693)
Deposits		41,536
Due to clearing organization		3,783
Accounts payable and accrued liabilities		25,787
Payable to parent company		269,942
Net Cash provide by Operating Activities		182,036
Cash Flows used in Investing Activities		
Proceeds from disposal of assets		2,690
Capital expenditures		(114,562)
Net Cash used in Investing Activities		(111,872)
Cash Flows provide by Financing Activities		
Capital contributions		700,000
Net Cash provide by Financing Activities		700,000
Net Increase in Cash		770,164
Cash and Cash Equivalents, beginning of year		422,588
Cash and Cash Equivalents, end of year	$	1,192,752
Supplemental Disclosures of Cash Flow Information		
Non-cash financing on equipment lease	$	35,368

See accompanying independent auditors' report and notes to financial statements.

Zecco Trading, Inc.
Notes to Financial Statements

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1. The Company and Its Significant Policies

The Company – Zecco Trading, Inc. (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis. The Company is a wholly-owned subsidiary of Zecco Holdings, Inc. (the "Parent").

Accounting Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition – Security transactions and related commission revenue are recorded on a trade date basis.

Commissions and Clearing Costs – Commissions and the related clearing costs are recorded on a trade date basis as security transactions occur.

Cash and Cash Equivalents – Cash and cash equivalents include cash in demand accounts and highly liquid marketable securities with an original maturity of three months or less. At December 31, 2009, all cash and cash equivalents were on deposit with multiple financial institutions. At times, such deposits may be in excess of federally insured limits.

Fair Value Measurement – Fair value measurement guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company does not own any assets or owe any liabilities that are required to be defined under the hierarchy approach at December 31, 2009.

Fixed Assets – Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the related assets or, in the case of leasehold improvements, over the lesser of the useful life of the related asset or the lease term (generally 3-7 years).

Share Based Payments – The Company records share-based payments expense in accordance with the stock compensation accounting guidance. Stock compensation guidance requires nonpublic companies to estimate the calculated value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's statement of operations. Zecco Trading estimated the impact of the calculated value of share-based payment awards to be immaterial in 2009.

Stock-based compensation expense is based on awards ultimately expected to vest. Stock compensation guidance requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

In addition, stock compensation guidance requires the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options to be classified as financing cash flows.

The calculated value of each option award is estimated on the date of grant using a Black-Scholes option pricing model that uses assumptions including expected volatilities, expected term of options, risk-free rate and estimated dividend yield. Expected volatilities are based on historical volatility of the average of certain comparable public companies, as determined by the Company. The expected term of options granted is derived using the simplified method. The risk-free rate for periods within the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. These factors could change in the future, which would affect the stock-based compensation expense in future periods.

Income Taxes – The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are disclosed in the financial statements for the changes in deferred tax liabilities or assets between years. State minimum franchise taxes due for the Company have been paid by the Parent Company.

The guidance related to accounting for uncertainty in income taxes contained in FASB ASC 740-10, clarifies the accounting for uncertainty in income taxes recognized in any entity's financial statements and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax position taken or expected to be taken on a tax return. The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority.

An uncertain income tax position will not be recognized if it has less than 50% likelihood of being sustained. The Company determined that there is an immaterial amount of income tax accounting positions that have been claimed on the Company's income tax filings that would result in an adjustment, if the Company were to be audited by taxing authorities.

Concentration of Credit Risk – The Company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Interest and Dividends – The Company maintains its customer balances at its clearing broker dealer. Through its clearing firm its customers are able to maintain margin loans in their accounts with the underlying marketable securities providing collateral for these loans. These loans are maintained in compliance with applicable securities rules and regulations. The Company shares these net revenues with its clearing firm and the net interest earned in these margin accounts is the primary source interest earnings for the Company. Net interest is accrued for the month earned and paid by our clearing firm in the following month. The Company has no dividend earnings.

Clearing Firm Concentration Risk – The Company is an introducing broker. An introducing broker is a broker-dealer that contracts with a clearing firm to handle the execution and settlement of orders that the introducing firm receives from its clients or its own trading desk to buy and sell securities. The Company only utilizes Penson Financial Services, Inc. ("Penson"), to handle the execution and settlement of orders. The Company has a concentration risk due to the relationship with Penson. Penson utilizes two other clearing firms for overflow activity.

Indemnifications – In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

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2. Receivable From and Payable to the Clearing Organization

Amounts receivable from and payable to the clearing organization at December 31, 2009 consist of the following:

	Receivable	Payable
Commissions and fees	$ 813,208	$ -
Clearing charges	-	362,316
Interest and dividends	203,258	-
Other	168,918	-
	$ 1,185,384	$ 362,316

3. Fixed Assets

Computer equipment	$ 150,595
Software	134,065
Communications equipment	77,683
Leasehold improvements	19,824
Furniture and fixtures	2,887
	385,054
Less accumulated depreciation and amortization	(95,810)
	$ 289,244

4. Payable to Parent Company/Related Party Transactions

Related Party Transactions – The Company reimburses its Parent for marketing, website hosting, website tools and content costs incurred on its behalf. Marketing costs consists of all third party marketing costs incurred including direct and indirect advertising expenses. Additionally, marketing costs include reimbursement of all employee costs to operate and manage the marketing process. Website hosting costs include third party costs to host www.zecco.com. The cost of website tools and content includes fees paid to third party data providers. Following is a summary of these costs for 2009 reimbursed to the Parent:

Marketing	$ 2,506,831
Website tools and content	537,494
Website hosting	333,192
Total	$ 3,377,517

Zecco Trading, Inc.
Notes to Financial Statements

The payable to parent company at December 31, 2009 consists of the following reimbursable costs incurred in December 2009 and paid in January 2010:

Marketing	$	183,199
Website tools and content		49,954
Website hosting		26,066
Other		10,723
Total	$	269,942

5. Payable on Financing Agreement

At December 31, 2009, the Company had $35,368 representing a payable on financing agreement that is included in the accounts payable and accrued liabilities line item on the accompanying statement of financial condition. The financing agreement was used to purchase software for a new website hosting system scheduled to be deployed in early 2010. This financing agreement bears interest at 14.99% per annum and calls for monthly payments of $1,715. The lender maintains a security interest in the Company's rights to use the software.

Principal maturities as of December 31, 2009 are as follows:

Years ending December 31,		
2010	$	16,369
2011		18,999
	$	35,368

6. Stock Compensation

As of December 31, 2009 Zecco International BV, the Parent, had 400,000 shares authorized for granting stock options to Zecco International BV and its subsidiaries Employees and others. 84,037 common stock options had been issued to employees of Zecco Trading, Inc.

A summary of the changes in outstanding stock options for the year ended December 31, 2009 is presented below:

	Number of Shares		Weighted Average Exercise Price
Stock options outstanding-beginning of year	50,940	$	21.94
Granted	31,042		23.97
Vested	(25,447)		22.32
Forfeited	(1,929)		20.71
Stock options outstanding-end of year	54,606	$	22.68

The weighted-average grant date calculated value of options granted was immaterial. As of December 31, 2009 total compensation cost not yet recorded for unvested awards of 30,253

Zecco Trading, Inc.
Notes to Financial Statements

common stock option was immaterial. The intrinsic value of common stock options issued and outstanding was immaterial.

7. Capital Contributions

On January 30, 2010 Zecco International BV, the Parent, provided a capital contribution to Zecco Trading. Inc. in the amount of $500,000 and an additional $200,000 capital contribution was provided on March 19, 2010.

8. Income Taxes

The income tax provision for the year ended December 31, 2009 is zero.

The components of the deferred tax assets net, are as follows:

Deferred tax assets	$	2,212,895
Less: valuation allowance		(2,212,895)
Total	$	-

As of December 31, 2009, the Company has a net loss carry-forward of approximately $2,181,000 that will expire in the 2029 for federal purposes and 2019 for state purposes. A valuation allowance has been placed against 100% of the net deferred tax asset as management has concluded it is more likely than not that the net deferred tax asset will be realized. The valuation allowance increased $17,000 from December 31, 2008 to December 31, 2009.

9. Commitments and Contingencies

Settlement of Securities Transactions – As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. The Company's customer transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The exposure to credit risk associated with the nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. The Company incurred losses of approximately $77,431 during the year from activity in its customer's accounts included in other operating expenses. At December 31, 2009, the Company was not responsible for any unsecured debits and did not have any open positions in its proprietary accounts.

Operating Leases – The Company leases its offices under long-term operating leases. Under these leases, the Company pays taxes, insurance, and maintenance expenses. Rent expense for 2009 was $529,903. Future minimum lease commitments under these non-cancelable operating leases are as follows:

Years Ending December 31,

2010	$	451,504
2011		292,364
	$	743,868

10. Restatement

The Company is restating its opening accumulated deficit balance to correct errors in the recognition of commissions income and expense and vacation expense in the prior years. Changes are as follows:

Balance Sheet Changes		As Originally Reported		Change		As Restated
Accumulated deficit	$	3,593,643	$	53,100	$	3,646,743

11. Net Capital Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2009 was 0.6 to 1. The basic concept of the Rule is liquidity, its object is to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2009, the Company had net capital of $1,370,774. This was in excess of the amount required by the SEC by $1,317,255.

Supplemental Information

Zecco Trading, Inc.
Supplemental Schedule
Computation of Net Capital
Pursuant to Rule 15c3-1
Year Ended December 31, 2009

	Audited Financial Statements	FOCUS X-17A-5 Part IIA	Differences
Total stockholders' equity	$ 2,037,506	$ 1,965,506	$ 72,000
Less non-allowable assets			
Receivable from clearing organization	(102,000)	(30,000)	(72,000)
Prepaid expenses and other assets	(152,933)	(152,933)	-
Deposits	(117,555)	(117,555)	-
Fixed assets	(289,244)	(289,244)	-
Net capital before charges on security positions	1,375,774	1,375,774	-
Less charges on security positions			
Excess insurance deductible	(5,000)	(5,000)	-
Net capital	1,370,774	1,370,774	-
Less minimum net capital	(53,519)	(53,519)	-
Excess net capital	$ 1,317,255	$ 1,317,255	$ -
Total aggregate indebtedness	$ 802,786	$ 802,786	$ -
Ratio of aggregate indebtedness of net capital	0.6 to 1	0.6 to 1	-

Note: The differences between the net capital reported above and the net capital reported on form FOCUS X-17A-5 Part IIA as of December 31, 2009 result from audit adjustments to commissions receivable.

See accompanying independent auditors' report and notes to financial statements.


Independent Auditors' Report on Internal Controls

Board of Directors
Zecco Trading, Inc.

In planning and performing our audit of the financial statements of Zecco Trading, Inc. (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in

17

conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. We did not identify any significant deficiencies in internal controls and control activities for safeguarding securities that we consider material weaknesses.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 27, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

February 27, 2010